AGL Resources Inc.
Ten Peachtree Place, N. E.
Atlanta, Georgia 30309

August 4, 2006

Mr. H. Christopher Owings, Jr.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	AGL Resources Inc. - Application for Withdrawal of Registration Statement on Form S-3 (No. 333-136240) filed on August 2, 2006

Mr. Owings:

Pursuant to Rule 477, AGL Resources Inc. hereby applies for withdrawal of the above-referenced registration statement today if possible or as soon as practicable thereafter. The reason for this application for withdrawal is that the offering qualifies as, and was intended to be, an automatic shelf offering under General Instruction I.D.1.(a)(i) to Form S-3. However, the header of the EDGAR filing of the above-referenced registration statement did not refer to the filing as an “S-3ASR”. As a result, the Company is applying for withdrawal of the registration statement so that the Company can re-file the registration statement with the S-3ASR EDGAR header and thereby obtain immediate effectiveness of the registration statement. We would re-file the registration statement promptly following notice from the staff of its consent to the withdrawal. No shares have been offered or sold pursuant to the registration statement to be withdrawn.

Pursuant to Rule 457(p), the $8,256.12 registration fee paid in connection with the above-referenced registration statement may be offset against the filing fee due for the subsequent registration statement. Because the Company will need to use a later date to calculate the proposed maximum aggregate offering price, and hence the registration fee, in the subsequent registration statement, the filing fee in the subsequent registration statement will be different from the filing fee in the above-referenced registration statement. We currently expect to calculate the maximum aggregate offering price and the registration fee for the subsequent registration statement based on the average of the high and low prices of the Company’s common stock on August 3rd, which would result in a filing fee of $8,093.48. Accordingly, no additional filing fee should be payable in connection with the filing of the subsequent registration statement. As required by Rule 457(p), this will be explained in a note to the “Calculation of Registration Fee” table in the subsequent registration statement.

We thank you for your consideration of this application for withdrawal. Please contact our counsel, Hill Jeffries of Alston & Bird LLP (404-881-7823), with regard to the staff’s consent to this application for withdrawal and any related questions.

Sincerely,

/s/Andrew W. Evans

Andrew W. Evans

Executive Vice President and Chief Financial Officer

cc: Ms. Peggy Kim, Division of Corporation Finance